June 20, 2013

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Initial Registration on Form N-4 - File Nos. 333-187762 & 811- 21438

The Guardian Investor ProFreedom Variable Annuity (B Share)

The Guardian Investor ProStrategies Variable Annuity (I Share)

Dear Ms. Roberts:

The Staff comments regarding the above-referenced filing have been received and reviewed by us. This letter contains our responses to those comments.

For the responses that follow, page references reflect the page number in the ProFreedom Variable Annuity (B Share) Prospectus where the implementation of our response may be found in the courtesy copy of the prospectus and statement of additional information to be provided to you upon filing of Pre-effective Amendment #1 for File Number 333- 187762. We have made corresponding changes to the ProStrategies Variable Annuity (I Share) prospectus.

1. Cover Pg.

(a) Edgar Class IDs

The name on the cover page of the prospectus and the “Class ID” on Edgar should be the same. Therefore, please update the Class IDs on Edgar to insert “(B Share)” or “(I Share)” as part of the name.

RESPONSE: The “Class ID” on Edgar has been revised to include “(B Share)” and “(I Share)” as part of the names.

(b) Guarantees

(i) Please include on the cover page a statement to the effect that: “Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we may pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.”

RESPONSE (Cover Page): The proposed language has been added as a separate paragraph.

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

(ii) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

RESPONSE: There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the contracts and the company will be solely responsible for paying out on any guarantees associated with the contracts.

(c) Typos –

(i) In the last sentence of the first paragraph, please change the reference to “contracts” to “contract.”

RESPONSE: We have made this revision to the cover page.

(ii) In the third paragraph of the boxed text after the list of variable investment options, please change “involve” to “involves.”

RESPONSE: We have made this revision to the cover page.

2. Expenses – p. 2

(i) Please include a bullet point here that addresses Transfer Fees and include these fees in the applicable expense table. In addition, because a transfer includes a sale and a purchase, please revise your disclosure on page 61 to clarify that this fee will be the lesser of $25 or 2% of the amount transferred or explain how the stated fee satisfies the at-cost standard.

RESPONSE (Page 61): There are no transfer fees for transfers between investment options. The following language has been deleted from page 61:

“Transfer charge

Currently, we do not charge for transfers. However, we reserve the right to charge up to $25 for each transfer. We will deduct this charge on a proportional basis from the options from which amounts are transferred.”

(ii) On page 52 of the prospectus, you reference the “Deferred Income Annuity Payout Option Rider.” Will there be a charge for this rider? If so, please set forth the charge in the appropriate expense table. If not, please disclose that fact.

RESPONSE (Page 52): There is no charge for the Deferred Income Annuity Payout Option Rider. The first sentence in the Deferred Income Annuity Payout Option Rider section has been revised to read as follows:

“When you buy your contract, you can elect for no additional charge a deferred income annuity payout option (DIA) rider if owner/annuitant is age 80 or under for a non-qualified contract or owner/annuitant is age 65 or under for a qualified contract.”

3. Deciding to Purchase a Contract – p. 3

You disclose that “[b]ecause the laws and regulations that govern the contract vary among the jurisdictions where the contract is sold, some of the contract’s terms may vary depending on where

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

you live. Please check your contract carefully for specific terms and conditions.” Please disclose that all material contract variations have been set forth in the prospectus.

RESPONSE:

We have added the following disclosures to sections of the prospectus where state law may require a variation:

“This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.”

•	Deciding to Puchase a Contract (Free Look) (page 3)
•	Premium Taxes (pages 2, 4, 10, 61)
•	Purchase Process (page 80)
•	Your Right to Cancel the Contract (Free Look) (page 73)

“You should contact your registered representative for information about the availability of any of the riders under your contract”

•	Optional Riders (page 1)
•	Enhanced Death Benefit Riders (page 47)

“You should contact your registered representative for information about the availability of this enhanced death benefit rider under your contract.”

•	Enhanced Death Benefit Riders (pages 49, 51)

4. Frequent Transfers – p. 30

The disclosure that you do not expressly limit the number or frequency of transfers conflicts with the disclosure on p. 28. Please revise as appropriate.

RESPONSE (Page 28 and 30): The number or frequency of transfers is limited as stated on page 28 and the first sentence of the first full paragraph on page 30 has been revised to read as follow: “We currently do not impose redemption fees on transfers.”

5. Surrenders and Withdrawals – p. 31

Please clarify that withdrawals are permitted during the accumulation period. This section includes the first reference to the DIA Payout Option rider. Please include a cross-reference to the page where a detailed discussion of this rider begins.

RESPONSE (Page 31): Withdrawals are permitted during the accumulation period. The third and fourth sentences of the Surrenders and Withdrawals section have been revised to read as follows: “You may also redeem part of your contract during the accumulation period. This is known as a withdrawal.”

The following cross reference has been added to the end of second paragraph of this section: “Please see “Other Contract Features: Deferred Income Annuity Rider.”

With regard to the second paragraph under this heading, please state in “plain English” the impact of treating the DIA as a withdrawal. For example, would any part of that withdrawal (excluding any free withdrawal amount) be subject to a surrender charge or taxes?

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

RESPONSE (Page 31): Prior to the cross reference added above, the following disclosure is added regarding the impact of treating the DIA transfers as withdrawals: “DIA transfers are not subject to surrender charges and federal or state taxes are not withheld. DIA transfers are subject to applicable annuity taxes and will impact the Chargeable Premium, the calculation of surrender charges, and allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the DIA payout option.”

6. Inactive Contracts – p. 34

Please explain supplementally whether amounts allocated to the DIA payout option rider are included in the “Inactive Contract” determination and/or the resultant distribution.

RESPONSE: Amounts allocated to the DIA payout option rider are not included in the “Inactive Contract” determination and/or the resultant distribution. Only the accumulation value under the basic contract is considered in the determination of whether a contract is considered inactive. If a contract with a funded in force DIA rider is considered inactive, the accumulation value under the basic contract is distributed but the contract and rider remain in force although no further premium payments can be made. If a contract with no DIA rider or a DIA rider that has not been funded is considered inactive, the accumulation value under the basic contract is distributed and the contract is terminated.

While the comment requests a supplemental explanation, we have decided to add the following disclosure as a new paragraph on page 34:

“If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity, but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value ispaid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the contract does not have a funded andin force DIA rider, the contract is terminated.”

7. Option F-6 – pg. 43

Please explain why this option does not include withdrawal of the current value of all or part of the remaining guaranteed payments as do Options F-4 and F-5 according to the disclosure on p. 41 under “Withdrawals under Options F-4 and F-5.”

RESPONSE: A business decision was made that, based on the short duration of the 10 year period certain, the surrender and withdrawal provisions were unneeded. Each of these fixed annuitization options has been filed with the state insurance departments and has been approved for use.

8. Special requirements – p. 46

With respect to the first bullet point, please provide in correspondence to the Staff an example that would fall within the circumstances set forth in the second sentence under that bullet point.

RESPONSE: Assume the contract owner dies before annuity payments begin. The named beneficiary is the contract owner’s 50 year old son, who has a life expectancy of 80 years. The basic rule provides that we must distribute the proceeds of the contract to the beneficiary within 5 years after the contract owner’s death. Alternatively, the beneficiary can take distribution of proceeds over his lifetime or over his lifetime with a period certain provided the period certain does not exceed his

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

life expectancy. Therefore this beneficiary may take payments over his lifetime with a guaranteed period of up to but no greater than 30 years.

9. Enhanced Death Benefit Riders – p. 47

Consider inserting a chart under this section that contrasts the different death benefits and their “target investors” in order to assist investors in evaluating the death benefit choices.

RESPONSE: Attached this response as Exhibit A is the Death Benefit Fact Sheet which was provided to you supplementally during your review. This will be provided to prospective contract owners at the time of sale and provides additional detail about the enhanced death benefits. A similar document will be provided with the ProStrategies prospectus.

10. ROPDB Plus – p. 50

You disclose “the ROPDB Plus Daily Factor (as shown in the specifications section of the rider).” Please clarify this parenthetical by referring to the specific page of this prospectus or the heading of the section where the applicable information can be found. If this information is currently only presented in the actual contract rider, please disclose in the prospectus how the ROPD Plus Daily Factor works. Please further note that stating that the ROPDB Plus Daily Factor is based upon an annual simple interest rate of 3% is vague in the absence of further information.

RESPONSE (Page 51): The parenthetical in the first paragraph on page 51 “(as shown in the specifications section of the rider)” has been deleted. The second sentence of this paragraph been revised to read: “The ROPDB Plus Daily Factor is based upon a simple interest rate of 3% divided by 365 (a daily factor equal to 0.00008219).”

11. Deferred Income Annuity Payout Option Rider (also referred to as SecureFuture Income Rider) – p.52

Please expand the disclosure relating to the DIA payout option to more completely explain what the DIA payout option is and how it works and highlight how it contrasts to the features and options available under the basic contract (e.g. annuity options and annuitization dates). Furthermore, in connection with this expanded disclosure, you may wish to explain who might benefit from purchasing this rider.

RESPONSE (Page 52): The following new paragraph has been added as the second paragraph of the Deferred Income Annuity Option section:

“The DIA rider is designed to provide you with a long term strategy for creating a future stream of income annuity payments guaranteed to last for your lifetime or for a set period of time you choose. The DIA rider allows you to build your stream of annuity payments over time to be paid in the future rather than requiring one single premium at annuitization to create payments beginning immediately. The basic contract provides the potential to benefit from possible market gains by allocating net premium to an array of variable investment options, which gains can be transferred to the DIA rider to increase your future stream of annuity payments. You bear the risk of investment losses in the variable investment options.”

(i) Where will amounts allocated to the DIA be maintained? If allocations will be to GIAC’s general account or a separate account within the general account, the disclosure should state this and emphasize, if true, that annuity payments under this option will be subject to GIAC’s claims paying ability.

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

RESPONSE (Page 52): Amounts transferred to the DIA will be maintained within GIAC’s general account. The following language has been added to the end of the new second paragraph of the Deferred Income Annuity Option section.

“DIA transfers are maintained in GIAC’s general account. Contract guarantees are guaranteed solely by the claims-paying ability and strength of GIAC”

(ii) How and when will interest, if any, be credited to amounts in the DIA payout option? Please include the formula that will be used to determine the amount of interest to be credited.

RESPONSE: No interest is calculated or credited. Upon transfer the contract owner is informed of the amount of the future payment. The contract owner has 10 days from the date of receipt of confirmation of the DIA transfer to cancel the transfer.

(iii) Are withdrawals permitted?

RESPONSE: Withdrawals are not permitted from the DIA rider.

(iv) What happens to the value under the DIA payout option if a contract is surrendered or cancelled due to inactivity?

RESPONSE (Page 34): The following language has been added to the second to last paragraph of the Inactive Contracts section:

“If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the contract does not have a funded and in force DIA rider, the contract is terminated.”

12. DIA Transfers – pgs. 52-53

Please revise the following sentence as it is confusing: “Total DIA transfers made in any contract year after the first contract year a DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfer made in that contract year.” Specifically, does “in that contract year” refer to the first contract year?

RESPONSE (Page 52): The sentence has been revised to read as follows:

“Total DIA transfers made in any contract year after the contract year in which the initial DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfers made in the contract year in which the initial DIA transfer was made.”

Please disclose whether the number of permitted transfers to the DIA payout option are included in or in addition to the number of permitted transfers disclosed on page 28. Do they include transfers out of the DIA payment option?

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

RESPONSE (Page 28): The number of permitted transfers discussed on page 28 does not include DIA transfers. These are separate limitations. The section heading has been revised to read “TRANSFERS AMONG THE VARIABLE INVESMENT OPTIONS”. Transfers out of the DIA payout option are not permitted unless the transfer out is a cancellation of a DIA transfer pursuant to the DIA “free look” provision.

Please explain what you mean by “purchase rates” in the first bullet on page 53.

RESPONSE (Page 53):

Upon further review of this section we have determined that the use of the term “purchase rates” did not further the intent of the disclosure. We are trying to convey to the contract owner the idea that each time a DIA transfer is made, he or she will receive a guaranteed future payment, but that the amount of that payment may not always be the same even if the amount transferred is the same. DIA payments will vary from time to time and from person to person based on a variety of factors that include the age of the annuitant at the time the DIA transfer request, the length of time before DIA payments begin, the payout option chosen by the contract owner, the sex of the annuitant (for non-qualified contracts), and any special features that may have been selected by the contract owner at the time the first DIA transfer is made. The company will also apply assumptions such as mortality and investment rates in determining the amount of the DIA payment.

As a result of our review of this disclosure, the paragraph on page 53 containing the bulleted disclosure will be revised as follows:

“Each DIA transfer that you make will increase the amount of your DIA payment. The amount of the increase will vary based on:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	any other options selected at the time of the initial DIA transfer.”

13. Effect of DIA Transfers on Basic Contract – p.53

Please discuss in “plain English” the implications of treating DIA transfers as withdrawals under the basic contract. (See comment 5 above.)

RESPONSE: See response to Comment 5 above

14. Changing the DIA Commencement Date – p. 55

You disclose an “Interest Rate Change Index.” You note that you currently use the Composite Yield on Season Corporate Bonds (CYSCB), as published by Moody’s. Please clarify in the text if you will only stop using the CYSCB if it is discontinued by Moody’s or if you are retaining the right to discontinue using the CYSCB on your own initiation.

RESPONSE (Page 55): We would only stop using the CYSCB if it is discontinued by Moody’s. The following sentence under “Interest Rate Change Index” has been revised as follows:

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

“If the Interest Rate Change Index is discontinued by Moody’s, we may substitute a comparable index subject to any regulatory approval that may be required.”

The disclosure regarding the “Change Factor” is unclear. How is that factor calculated?

RESPONSE (Page 56): The following language has been added as the last paragraph of the section titled “Changing the DIA Commencement Date:”

“The change factor is fixed under the terms of the contract at 1.50% . The change factor is a value used to account for the risk that the liabilities, or the underlying asset portfolio that supports the liabilities, do not move in tandem with the Interest Rate Change Index.”

15. Death of Owner or Annuitant – p. 56

Please clarify the disclosure in the first full paragraph at the top of this page using “plain English” standards.

RESPONSE (Page 56): This paragraph, the second paragraph under the heading “death of Owner of Annuitant,” has been revised to read as follows:

“If the annuitant dies before the DIA commencement date and there is no death benefit payable under the basic contract, this rider ends and any DIA death benefit will be credited to the variable investment options based on the last allocation instructions under the basic contract in effect at that time of the annuitant’s death.”

We have also made corresponding clarifications to the paragraphs that follow in this section.

Specifically, please clarify the circumstances under which there would be no death benefit payable under the basic contract.

RESPONSE: There would be no death benefit payable under the basic contract if the accumulation value equals zero. If the accumulation value equals zero the death benefit under the basic contract and any death benefit riders terminate.

Please revise the last paragraph under this heading using “plain English” standards.

RESPONSE (Page 57): The last paragraph under this heading has been revised as follows:

“If an owner dies on or after the DIA commencement date, any remaining DIA payments will be distributed over a period of time not longer than the period of the applicable DIA payout option in effect on the date of death.

16. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

RESPONSE:

Once we have agreed on the resolution of these issues, we will make any further changes to the prospectus in a second Pre-Effective Amendment, such Pre-Effective Amendment to include any remaining exhibits, consents and acknowledgments.

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments or this Pre-effective Amendment No. 1. Thank you for your attention to this matter.

Very truly yours,

Sheri L. Kocen

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

E-mail: sheri_kocen@glic.com

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

Exhibit A

Freedom to Create a Financial Legacy

You select the level of death benefit guarantee through Guardian Investor ProFreedom Variable Annuity’s death benefit features so that you may achieve your financial legacy planning needs.

Death Benefit Options	Annual Expenses
Contract Value Death Benefit	Included in base contract; no additional fee

Optional Death Benefits
Return of Premium (Basic)	0.25% annual expense
Return of Premium Plus	0.30% annual expense
Highest Anniversary Value	0.30% annual expense

Combination Death Benefit
Return of Premium Plus &	0.35% annual expense
Highest Anniversary Value

All death benefits are payable upon the death of any named owner on the annuity or annuitant when the annuity’s ownership is non-natural, such as a Custodial IRA. Optional death benefits must be elected at contract issue.

Contract Value Death Benefit

The Guardian Investor ProFreedom Variable AnnuitySM is automatically issued with a contract value death benefit at no additional cost that will pay the accumulation value of the annuity at the time we are notified of the owner’s death.

This hypothetical chart is for illustration purposes only. It does not depict the performance of a Guardian Investor ProFreedom Variable AnnuitySM investment option.

Return of Premium (Basic)

Annual Expense: 0.25%

Maximum issue age is 90.

Guarantees all premiums paid into the annuity as a financial benefit to the annuity’s beneficiary or any surviving joint owner upon an owner’s death. If the annuity’s accumulation value is greater, then the accumulation value will be paid.

This hypothetical chart is for illustration purposes only. It does not depict the performance of a Guardian Investor ProFreedom Variable AnnuitySM investment option.

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

This benefit’s value is reduced if you make any withdrawal or any transfer to the annuity’s deferred income rider. The benefit will be reduced by the greater of the withdrawal/transfer, including any applicable surrender charges or an amount equal to dividing the withdrawal/transfer by the current accumulation value prior to the action, and then multiplying this result by the Return of Premium Death Benefit’s value immediately prior to the withdrawal/transfer.

Return of Premium Plus

Annual Expense: 0.30%

Maximum issue age is 90.

Starting at the end of the first contract day, we will credit daily into this death benefit’s interest account an amount equal to the result of multiplying the initial premium by 3% and then dividing this result by 365 days (a daily factor equaling 0.00008219.) Any amount in the interest account is not a cash value but is counted towards the death benefit provided under this rider.

Provided no withdrawals or additions have taken place, at the close of the day prior to the first contract anniversary (which marks the beginning of the second contract year) the ending value in the interest account will be credited to the death benefit’s value. So on the first contract anniversary this would equal the initial premium plus 3% of that premium amount. At any point during the contract, the death benefit’s total value equals the interest account’s value as of that day plus the death benefit’s value as of the last contract anniversary.

Beginning with the second contract year and later, the closing accumulation value of the first business day in the new contract year will be the new basis for the daily amount applied to the interest account. Any contract anniversary basis may be less than or greater than your initial premiums due to any additional premiums or withdrawals made during the previous contract year, and/or the performance of the variable investment options.

The 3% simple annual increases will continue for the life of the contract.

This hypothetical chart is for illustration purposes only. It does not depict the performance of a Guardian Investor ProFreedom Variable AnnuitySM investment option.

Treatment of Additional Premiums

The death benefit’s total value will be increased by the amount of any additional premiums. Each additional premium will increase the current basis used to determine the daily increases to the interest account based on the daily factor. The basis will reset to the closing accumulation value on the next contract anniversary following the addition.

Treatment of Withdrawals/Transfers

Any withdrawals and/or transfers into the annuity’s deferred income rider will reduce the death benefit by reducing the current value of the interest account on a dollar-for-dollar basis (but not to a value less than zero).

The amount by which any withdrawal/transfer exceeds the current value of the interest account is an “excess” withdrawal, even if a withdrawal was made to meet mandatory required minimum distributions (RMDs) purposes under a qualified account.

An “excess” withdrawal will reduce the Return of Premium Plus death benefit by the greater of the amount of the “excess” withdrawal or an amount equal to dividing the amount of the “excess” withdrawal by the accumulation value immediately prior to the withdrawal reduced by the amount withdrawn from the interest account and multiplying this result by the death benefit’s value on the business day immediately prior to the “excess” withdrawal.

An “excess” withdrawal will also reduce the basis used to determine the daily increases to the interest account. After an “excess” withdrawal, the new basis will equal the

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

lesser of total premium payments less any withdrawals/transfers or the accumulation value immediately after the withdrawal/transfer. On each contract anniversary, the basis will be reset to the annuity’s accumulation value as of the close of business on that day.

Highest Anniversary Value

Annual Expense: 0.30%

Maximum issue age is 75.

This death benefit’s value equals the greater of the current accumulation value or the highest anniversary value recorded on any prior contract anniversaries (for the first contract year, this will equal the initial premiums paid) up until the contract anniversary immediately after the oldest owner attains age 80. The benefit’s value will no longer increase after age 80; however, the highest anniversary value prior to then will be retained.

This hypothetical chart is for illustration purposes only. It does not depict the performance of a Guardian Investor ProFreedom Variable AnnuitySM investment option.

This benefit’s value will be reduced if you make any withdrawal or transfer to the annuity’s deferred income rider. Its value will be reduced by the greater of the amount of the withdrawal/transfer or an amount equal to dividing the withdrawal/transfer by the accumulation value prior to the withdrawal/transfer and multiplying this result to the Highest Anniversary Value’s death benefit value on the day immediately prior to the day of the withdrawal/transfer.

Combination Death Benefit

Return of Premium Plus & Highest Anniversary Value

Annual Expense: 0.35%

Maximum issue age is 75.

You can elect to have your annuity issued with both the Return of Premium Plus and the Highest Anniversary Value death benefit (HAVDB). The benefit payout will be whichever death benefit is higher than the contract value death benefit. Please see each benefit’s description for how withdrawals/transfers affect the benefits’ values.

This hypothetical chart is for illustration purposes only. It does not depict the performance of a Guardian Investor ProFreedom Variable AnnuitySM investment option.

Spousal Continuation

When your spouse is the sole surviving joint owner or the primary beneficiary on the annuity, he/she may continue the contract as the new owner after your death. Any additional premiums after it has been continued under spousal continuation will be subject to a contingent deferred surrender charges (CDSC); however, any premiums in

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

the contract before spousal continuation will be free of any CDSC.

Upon spousal continuation, if a death benefit’s value is greater than the current accumulation value, the difference between the death benefit value and the accumulation value will be credited to the annuity.

For example, if the contract value is $100,000 and the death benefit value is $150,000, we would credit $50,000 into the annuity so that the accumulation value equals $150,000. After which, the annuity’s accumulation value will fluctuate based on the performance of the variable investment option(s).

If the annuity is issued with the HAVDB rider and your spouse is age 75 or younger at the time the contract is continued, he/she can elect to continue the HAVDB rider. If the annuity’s accumulation value at the time of continuation is higher than the death benefit under the HAVDB rider, the rider’s value will be set equal to the current accumulation value.

All other optional death benefit riders and their fees will terminate when the contract is continued under spousal continuation.

No Underwriting Cost Adjustments

There are no medical background checks or other certification processes for any of these death benefit features. The annual expenses and issue rules outlined do not change based on your age, gender or premium payments made into the annuity.

Work with Your Financial Professional

Work with your financial professional to see if the Guardian Investor ProFreedom Variable AnnuitySM and its features, such as these death benefits, work for your needs and goals.

Having a legacy plan in place may give you the confidence you need to feel secure that your loved ones will be financially taken care of.

The Guardian Life Insurance Company of America    7 Hanover Square, New York, New York 10004-4025

Important Considerations about Variable Annuities

This material is for informational use only. It should not be relied on as the basis to purchase a variable annuity or implement a retirement strategy.

This document must be accompanied by the Guardian Investor ProFreedom Variable AnnuitySM main brochure titled Freedom to Strategically Invest for a Secure Retirement Future.

Variable annuities are long term investment vehicles that involve certain risks, including possible loss of the principal amount invested. The investment return and principal value may fluctuate so that the investment, when redeemed, may be worth more or less than original cost. Withdrawals of taxable amounts will be subject to ordinary income tax and possible mandatory federal income tax withholding. If taken prior to age 59 1/2, a 10% IRS penalty may also apply. Withdrawals affect the variable annuity’s death benefit, cash surrender value and any living benefit and may also be subject to a contingent deferred sales charge.

Variable annuities and their underlying variable investment options are sold by prospectus only. Prospectuses contain important information, including fees and expenses. Please read the prospectus carefully before investing or sending money. You should consider the investment objectives, risks, fees and charges of the investment company carefully before investing. The prospectus contains this and other important information. A prospectus may be obtained from your investment professional or by calling 800-221-3253. To download a fund or contract prospectus, please visit www.GuardianLife.com.

Guardian Investor ProFreedom Variable AnnuitySM is a service mark of and issued by The Guardian Insurance & Annuity Company, Inc. (GIAC). All guarantees are backed exclusively by the strength and claims paying ability of GIAC. Variable annuities are issued by GIAC, a Delaware corporation, and distributed by Guardian Investor Services LLC (GIS). Both GIAC and GIS are wholly owned subsidiaries of The Guardian Life Insurance Company of America, 7 Hanover Square, New York, NY 10004.

GIS is a member: FINRA, SIPC

www.GuardianLife.com

Not a Deposit | Not FDIC or NCUA Insured | May Lose Value | No Bank or Credit Union Guarantee

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